245 Park Avenue, 44th Floor New York, New York 10167 Tel: (212) 750-7300

July 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

Re:	Delaying Amendment for Ares Strategic Income Fund
Registration Statement on Form N-2
File No. 333-288850

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form N-2 (File No. 333-288850) filed by Ares Strategic Income Fund on July 22, 2025 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

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No fees are required in connection with this filing. If you have any requests or questions related to this filing, please direct any such requests or questions to Monica J. Shilling of Kirkland & Ellis LLP at (310) 552-4355 or monica.shilling@kirkland.com.

Sincerely,

/s/ Scott C. Lem

Scott C. Lem

Chief Financial Officer and Treasurer

Ares Strategic Income Fund

245 Park Avenue, 44th Floor

New York, New York 10167

Tel: (212) 750-7300

Enclosure

cc:	Monica J. Shilling, P.C., Kirkland & Ellis LLP
Van Whiting, Kirkland & Ellis LLP